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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO FINANCIAL SERVICES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR

(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN KILROY (858) 530-4419

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP

(Name – *if individual, state last, first, middle name*)

650 TOWN CENTER DRIVE, SUITE 740	COSTA MESA	CA	92626
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 04 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, DANIEL KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO FINANCIAL SERVICES, L.P., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANDREA C. PULLIAM
Notary Public - California
San Diego County
Commission # 2266396
My Comm. Expires Nov 10, 2022

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO FINANCIAL SERVICES, L.P.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

DECEMBER 31, 2018
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON

Available for Public Inspection

CUSO FINANCIAL SERVICES, L.P.

TABLE OF CONTENTS

Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Partners and Board of Managers of CUSO Financial Services, L.P.
San Diego, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CUSO Financial Services, L.P. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP
Crowe LLP

We have served as the Company's auditor since 2012.

Costa Mesa, California
March 1, 2019

CUSO FINANCIAL SERVICES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

		2018
ASSETS		
Cash and cash equivalents	$	18,503,759
Receivables from clearing firm		9,804,760
Other receivables		1,098,896
Due from Affiliates		1,607,124
Investments		295,881
Other assets and deposits		1,164,992
Deposits with clearing organizations		509,844
Property and equipment, net		1,009,174
Total assets	$	33,994,430
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accounts payable	$	1,720,789
Accrued commissions		8,755,063
Due to Affiliate		1,015,482
Other accrued liabilities		4,886,642
Total liabilities		16,377,976
Commitments and contingencies (Note 6)		
PARTNERS' CAPITAL		17,616,454
Total liabilities and partners' capital	$	33,994,430

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION

CUSO Financial Services, L.P. (the "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership provides broker-dealer and investment advisory services primarily to credit unions and credit union service organizations, as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Partnership may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2018 the Partnership does not have a liability for unrecognized tax uncertainties. The Partnership's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2018 the Partnership has no accrued interest or penalties related to uncertain tax positions. The Partnership is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Partnership is no longer subject to income tax examination for years prior to December 31, 2015.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2018 accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2018 the Partnership had uninsured cash balance of $15,761,395. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any credit losses from these institutions.

The Partnership maintains accounts at a clearing firm, which is insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2018 the Partnership had uninsured cash balance of $1,857,192. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not sustained any credit losses from this clearing firm.

At December 31, 2018 the Partnership had commission and transaction related receivable of approximately 38% with one clearing firm.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms and Other Receivables

Receivables from clearing firms and other receivables primarily consist of commission and transaction related receivables. The Partnership monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Partnership's best estimate of the amount of probable incurred credit losses, determined using historical write-off experience and specific facts.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

The Partnership accounts for its investments in accordance with FASB ASC 323, *Equity Method and Joint Ventures.* Under the equity method, investments are recorded initially at cost. Distributions received reduce the investment account.

As of December 31, 2018 the Partnership's investment consists of a membership interest in an unrelated limited liability company, which is being accounted for under the equity method.

Property and Equipment

It is the Partnership's policy to lease most property and equipment. If the property or equipment is purchased, it is the Partnership's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed as incurred. Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

Leases

In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short term leases) at the commencement date: (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. The Partnership will adopt Topic 842 in the first quarter of 2019.

We expect to adopt the requirements of the new standard effective on January 1, 2019 and anticipate using the modified retrospective approach. The adoption of this standard is expected to have a material impact of $7.3 million to $8.3 million on the statement of financial position as a result of the right-of-use asset and the lease liability; however, we don't expect it to have an impact on net capital.

NOTE 3- PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31:

	2018
Software	$ 1,683,974
Computers and equipment	1,613,343
Leasehold improvements	26,406
	3,323,723
Less: Accumulated depreciation and amortization	(2,314,549)
Total property and equipment, net	$ 1,009,174

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31:

	2018
Employee benefits	$ 3,934,437
Client settlements and legal fees	532,225
FINRA fees payable	271,108
Other	148,872
Total other accrued liabilties	$ 4,886,642

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2018, the Partnership had net capital of $9,028,047, which was $7,936,182 in excess of the required minimum net capital of $1,091,865. At December 31, 2018, the Partnership's ratio of aggregate indebtedness to net capital was 1.81 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) and(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Partnership is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

Effective January 1, 2013, the Partnership entered into a lease with Double Black Diamond Properties, LLC ("DBDP"), for a facility that expires December 31, 2028. DBDP was a related party to the former General Partners and is now is controlled by minority investors in Atria Wealth Solutions, Inc. (AWSI). The Partnership generally pays taxes, insurance, and maintenance expenses related to the leased facilities.

Future minimum facility lease commitments under the non-cancelable operating leases are as follows:

Year Ending December 31,	Total
2019	709,410
2020	730,692
2021	752,612
2022	775,190
2023	798,445
Thereafter	4,456,221
Total	$ 8,222,570

Additionally, the Partnership began leasing furniture, fixtures and equipment from DBDP in 2014. Future minimum furniture, fixtures and equipment lease commitments under the non-cancelable operating leases are as follows:

Year Ending December 31,	Total
2019	87,033
2020	56,720
2021	1,276
Total	$ 145,029

Litigation

The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership, along with other industry participants, is subject to risks related to litigation and settlements arising from market events.

In the opinion of the Partnership's management, based on current available information, review with outside legal counsel, insurance coverage and consideration of $532,225 accrued liabilities in the accompanying financial statement with respect to these matters, ultimate resolution of pending legal matters will not have an adverse impact on the financial position or results of operations of the Partnership. However, no assurance can be given that future legal proceedings would not have adverse effect on the Partnership's business, results of operations, cash flows or financial condition.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Licensing

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's software trading system with CUSO Financial Insurance and Technology Services, LLC ("CI&TS"), a related entity. Under the terms of this agreement, the Partnership pays specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

Clearing Relationship

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or its affiliates. The Partnership also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. However, the Partnership believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 7 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the General Partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. Limited partners shall not be required to make additional capital contributions.

NOTE 8 - RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

The Partnership has an expense sharing agreement with CI&TS, which provides that the Partnership will pay CI&TS for insurance and technology licensing and CI&TS will pay the Partnership for technology development and maintenance services. Also, CI&TS shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay CI&TS; but, at its sole discretion, it may repay CI&TS providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement.

For insurance services, as of December 31, 2018, the Partnership owed the CI&TS $474,584, which is reduced by receivable from CI&TS of $290,542, and the liability was included within due to affiliate on the Statement of Financial Condition.

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

Expense Sharing Agreement (continued)

For technology development and maintenance services, as of December 31, 2018, the Partnership was due $1,540,066 from CI&TS and the asset was included in due from affiliates in the Statement of Financial Condition.

As of December 31, 2018, intercompany receivable with SPF were $67,058, and was included within due from affiliates on the accompanying Statement of Financial Condition.

For management and administrative services, as of December 31, 2018, the Partnership owed AWS $540,899, and the liability was included within due to affiliate on the Statement of Financial Condition.

NOTE 9 - EMPLOYEE 401(k) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Partnership has an employer matching plan. Additionally, the Partnership may make a discretionary profit sharing contribution to the Plan.